SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/18
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

WORKING COPY

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027030 FINRA DEC
WADDELL & REED INC
ATTN: M DALEY
PO BOX 29217
SHAWNEE MISSION, KS  66201-9217
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Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) — $ 166,414

   B. Less payment made with SIPC-6 filed (**exclude interest**)
      7/30/2018
      Date Paid — (77,665)

   C. Less prior overpayment applied — ( )

   D. Assessment balance due or (overpayment) — 88,749

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum —

   F. Total assessment balance and interest due (or overpayment carried forward) — $ 88,749

   G. **PAYMENT: √ the box**
      Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐ $ 88,749
      Total (must be same as F above)

   H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Waddell & Reed, Inc.
(Name of Corporation, Partnership or other organization)

M. Daley
(Authorized Signature)

Dated the **8th** day of **February** , 20 **19** .

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/18
and ending 12/31/18

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 535,214,121

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

_____

(2) Net loss from principal transactions in securities in trading accounts.

_____

(3) Net loss from principal transactions in commodities in trading accounts.

_____

(4) Interest and dividend expense deducted in determining Item 2a.

_____

(5) Net loss from management of or participation in the underwriting or distribution of securities.

_____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

_____

(7) Net loss from securities in investment accounts.

_____

Total additions

_____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

341,523,042

(2) Revenues from commodity transactions.

_____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

797,960

(4) Reimbursements for postage in connection with proxy solicitation.

_____

(5) Net gain from securities in investment accounts.

1,698,517

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

_____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

_____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

80,182,600

_____
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$ 69,221

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$ _____

Enter the greater of line (i) or (ii)

69,221

Total deductions

424,271,340

2d. SIPC Net Operating Revenues

$ 110,942,781

2e. General Assessment @ .0015

$ 166,414

(to page 1, line 2.A.)

2

WADDELL & REED INC.
SIPC Assessment

			6/30/2018 YTD	12/31/2018 YTD
2C.	Deductions			
	(8) Other revenue not related either directly or indirectly to the securities business			
		Misc. Income	937.12	19,662.55
		Pension Plan Expense	353,701.00	5,261,127.01
		Transfer Pricing Revenue Share	25,624,102.46	50,232,618.49
		Interest Income-Other	1,867.76	1,867.76
		Rental Income	-	-
	40599 - OSJ Revenue		3,665,053.28	7,296,621.88
	40601 - Affiliation Fees		4,805,249.27	9,366,750.22
	40602 - Support Services Revenue		(4,553.75)	(1,384.63)
	40603 - Optional Technology		216,279.03	532,862.46
	40604 - Office Space		3,985,647.93	7,472,474.50
			38,648,284.10	80,182,600.24